FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 16 October 2025 pursuant to rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

16 October 2025
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

EARNINGS RELEASE FOR THIRD QUARTER 2025 AND CONSIDERATION OF PAYMENT OF THIRD INTERIM DIVIDEND FOR 2025

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of a committee of the Board of Directors of HSBC Holdings plc will be held on 28 October 2025 (the "Board Meeting") to consider the announcement of the Earnings Release for the Third Quarter 2025 (the "Results") and to consider the payment of a third interim dividend for 2025 on the ordinary shares (the "Dividend").

Subject to the approval and confirmation at the Board Meeting, the Dividend will be payable on 18 December 2025 to holders of record on 7 November 2025 on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register, the Bermuda Overseas Branch register and for holders of American Depositary Shares in New York.

Further details of the Dividend will be detailed in the Results announcement if approved at the Board Meeting.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Brendan Robert Nelson*,Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 16 October 2025